

04019766

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
AUG 2 4 2004
WASHINGTON PROCESSING SECTION

SEC FILE NUMBER
8- 37799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___July 1, 2003___ AND ENDING___June 30, 2004___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offutt Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3515 Bulter Road

(No. and Street)

Glyndon, MD   21071

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Bentley Offutt   410-429-4464

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.

(Name – if individual, state last, first, middle name)

Executive Plaza III, Suite LL5, Hunt Valley, MD   21031

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____R. Bentley Offutt_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Offutt Securities, Inc._____, as of _____June 30_____, 20__04__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- *☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- *☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- *☐ (m) A copy of the SIPC Supplemental Report.
- *☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*Not Applicable

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANICAL STATEMENTS	6-8
SUPPLEMENTAL SCHEDULE I	9
SUPPLEMENTAL SCHEDULE II	10
SUPPLEMENTAL SCHEDULE III	11
SUPPLEMENTAL SCHEDULE IV	12
INTERNAL CONTROL REPORT	13-14



SMYTH&WARD, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying statement of financial condition of Offutt Securities, Inc. as of June 30, 2004 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made my management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc., as of June 30, 2004 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedule I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward, P.A.
Hunt Valley, Maryland
August 12, 2004

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

Cash	$ 7,988
Cash deposits with clearing organizations	50,084
Receivable from brokers and dealers	5,934
Securities owned, at market value	155,750
Total assets	$219,756

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,752
Line of credit	3,000
Payable to brokers and dealers	16,276
Total liabilities	22,028
Stockholders' equity:	
Common stock, $.01 par value: 1,000,000 shares authorized; 430,006 issued and outstanding	4,300
Paid in capital	419,629
Retained (deficit)	(226,201)
Total stockholders' equity	197,728
Total liabilities and stockholders' equity	$219,756

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended June 30, 2004

REVENUES:

Commissions	$124,050
Principal transactions	1,011
Interest	265
Other	5,404
Total revenues	$130,730

EXPENSES:

Compensation and benefits	20,593
Floor brokerage and clearing fees	48,232
Communications	5,078
Occupancy and equipment rental	25,500
Other	77,298
Total expenses	176,701
Net (loss)	($ 45,971)

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total Stockholders' Equity
Balance July 1, 2003	$ 4,300	$419,629	($180,230)	$243,699
Net (loss)			(45,971)	(45,971)
Balance June 30, 2004	$ 4,300	$419,629	($226,201)	$197,728
	======	=======	========	=======

The accompanying notes are an integral part of these financial statements

4

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2004

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:

Net (loss)	($45,971)
(Increase) decrease in assets:	
Securities owned	36,650
Receivable from brokers and dealers	(1,474)
Deposits with clearing organizations	(52)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(4,399)
Payable to brokers and dealers	16,276
Cash provided by operating activities	1,030

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:

Net proceeds from line of credit	3,000
Cash provided by financing activities	3,000
Net increase in cash	4,030
Cash at July 1, 2003	3,958
Cash at June 30, 2004	$ 7,988

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For year ended June 30, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is principally engaged in providing securities brokerage to individuals and institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

The financial statements are prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and the disclosures presented. Actual amounts could differ from their estimates.

The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Receivables from broker-dealers and clearing organizations reflect net commissions due to the Company. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a trade date basis. Marketable securities which consist of Corporate stocks are valued at market value and the resulting difference between cost and market is included in income.

Office equipment is recorded at cost, $3,097. The office equipment is fully depreciated as of June 30, 2003. Depreciation of office equipment was determined by using the straight line method over the estimated useful life of the asset.

The Company has elected to be treated as a "Subchapter S Corporation" for Federal income tax purposes. Under the terms of that election, the Company will not pay Federal and State income taxes on its earnings as such amounts are paid to the stockholders.

NOTE B – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2004 the balance advances from the line of credit is $3,000. The line of credit is charged interest at the bank's prime rate.

NOTE C – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a five year operating lease expiring in December 2006. Monthly lease payments are $2,250. The Company paid rent of $25,500 for the year ended June 30, 2004. Payables to brokers and dealers reflect money borrowed from the brokers and dealers against securities owned by the Company.

Minimum annual rentals are as follows:

Year ended June 30,	
2005	$ 27,000
2006	27,000
2007	13,500
	$ 67,500

In addition, the Company is leasing a vehicle for a term of thirty-six months expiring in September 2006 with a monthly payment of $399.

Minimum lease payments, by year, and in aggregate at June 30, 2004 are as follows:

Year ended June 30,	
2005	$ 4,791
2006	4,791
2007	1,198
	$10,780

NOTE D– FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the year ended June 30, 2004

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK - CONTINUED

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties of customers in the aforementioned situations.

NOTE E – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2004, the Company's net capital was $148,916 which exceeded the capital requirements of $100,000 by $48,916 and its net capital ratio was .15 to 1.

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 2,752
Line of credit	3,000
Payable to brokers and dealers	16,276
Total aggregate indebtedness	$ 22,028

NET CAPITAL

Total stockholders' equity		$197,728
Deductions and/or changes:		
Other deductions		5,000
Net capital before haircuts on securities position		192,728
Haircuts on securities:		
Stocks	23,363	
Undue concentration	20,449	43,812
Net capital		$148,916

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$100,000
Excess net capital	$ 48,916
Excess net capital at 1000%	$ 48,916
Ratio: Aggregate indebtedness to net capital	.15 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2004

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2004.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2004

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).



SMYTH&WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Offutt Securities, Inc., for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons
2.   Recordation of differences required by rule 17a-13
3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices ad procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Smyth & Ward, P.A.
Hunt Valley, Maryland
August 12, 2004